U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File No.: 001-04192

MFC Industrial Ltd.

(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com

MFC INDUSTRIAL LTD. REPORTS RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014

NEW YORK (March 31, 2015) . . . MFC Industrial Ltd. (NYSE: MIL) announces its results for the year ended December 31, 2014 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in United States dollars unless otherwise stated.)

HIGHLIGHTS
For the year ended December 31, 2014
►	Revenues increased to $1,411.8 million for the year ended December 31, 2014, compared to $813.9 million in the same period in 2013.
►	Net income before the impact of non-cash impairment losses* was $22.2 million, or $0.35 per share on a basic and diluted basis in 2014, compared to $14.2 million, or $0.23 per share on a basic and diluted basis in 2013.
►	Net income (including the impact of non-cash impairment losses net of income tax recovery of $21.4 million in 2014 and $4.5 million in 2013) was $0.8 million, or $0.01 per share on a basic and diluted basis in 2014, compared to $9.7 million, or $0.15 per share on a basic and diluted basis in 2013.
►	Operating EBITDA* was $76.2 million for the year ended December 31, 2014, compared to $65.4 million in 2013.
►	In 2014, Cliffs Natural Resources Inc. (“Cliffs”) announced that it closed the Wabush mine. We hold the master lease and will receive minimum payments of C$3.25 million per year until that agreement is terminated. We remain committed to working with all the stakeholders to reopen the mine.
►	We completed the acquisitions of F.J. Elsner & Co. GmbH ("Elsner") and FESIL AS Group ("FESIL") in March and April of 2014, respectively.
►	We plan to rationalize certain MFC Energy Corporation (“MFC Energy”) assets and return the net cash proceeds to our shareholders.

*Note: Net income, before the impact of non-cash impairment losses (defined as net income plus the non-cash impairment losses (net of income tax recovery)) and Operating EBITDA (defined as earnings before interest, taxes, depreciation, depletion, amortization and non-cash impairment losses) are not measures of financial performance under IFRS, have significant limitations as an analytical tool and should not be considered in isolation or as a substitute for performance measures under IFRS. See page 2 of this news release for a reconciliation of our net income to operating EBITDA. In 2014 and 2013, net income, before the impact of non-cash impairment losses, equaled net income of $0.8 million and $9.7 million plus non-cash impairment losses (net of income tax recovery) of $21.4 million and $4.5 million, respectively.

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VISION OF OUR FUTURE
For 2015
► Our vision is to grow and focus on our trade finance and supply chain solutions businesses. To support this vision, MFC intends to partner with a European bank, which will become our in-house bank, enabling us to expand the services we provide to our customers and improve our profit margins.

2014 FINANCIAL RESULTS

Revenues for the year ended December 31, 2014 reached $1,411.8 million, an increase of 73.5% over 2013 as a result of organic growth in certain product lines and an overall increase in supply chain revenue due to the consolidation of our recent acquisitions.

Costs of sales and services increased to $1,271.1 million during 2014 from $710.4 million for the same period in 2013, as a result of the consolidation of our recent acquisitions.

Selling, general and administrative expenses increased to $85.5 million for the year ended December 31, 2014 from $63.1 million for the same period in 2013, due to the consolidation of our recent acquisitions, but also due to our expansion into new geographies and markets. As a percentage of gross revenue, selling, general and administrative expenses were 6.1% in 2014, compared to 7.8% in 2013.

In the fourth quarter of 2014, the long-term pricing of natural gas, natural gas liquids and oil fell significantly. In the month of December, pricing of natural gas, natural gas liquids and oil fell 20%, 32%, and 35%, respectively. At December 31, 2014, we realized a non-cash impairment expense of $28.6 million related to our natural gas properties in Alberta, Canada. This non-cash impairment is directly related to the decline in the long-term hydrocarbon price forecasts that we utilize to discount the present value of our reserves. With a lower pricing environment, despite that we have the same amount of hydrocarbons remaining in the ground, the discounted value of these resources declined. This non-cash impairment, net of a tax benefit, impacted our net income by $21.4 million, or $0.34 per share.

Operating EBITDA for the year ended December 31, 2014 was $76.2 million versus $65.4 million in 2013.

In 2014, net income, before the impact of non-cash impairment losses, was $22.2 million, or $0.35 per share on a basic and diluted basis. We reported net income in 2014 of $0.8 million versus $9.7 million in 2013.

OPERATING EBITDA BREAKDOWN

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and non-cash impairment. Management uses Operating EBITDA as a measurement of the Company’s operating results and considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion and non-cash impairment. Operating EBITDA generally represents cash flow from operations.

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The following table reconciles our net income to Operating EBITDA for the years ended December 31, 2014 and 2013:

OPERATING EBITDA (earnings before interest, taxes, depreciation, depletion, amortization and non-cash impairment) All amounts in thousands
	December 31, 2014	December 31, 2013
Net income*	$2,068	$9,502
Income taxes	1,714	6,577
Finance costs	16,537	15,172
Non-cash Impairment of hydrocarbon properties	28,618	6,077
Amortization, depreciation and depletion	27,246	28,085

Operating EBITDA	$76,183	$65,413

* Note: Includes net income attributable to non-controlling interests.

RESULTS BY OPERATING SEGMENT

Our total revenues by operating segment for each of the years ended December 31, 2014 and December 31, 2013 are broken out in the table below. We have renamed two of our segments to more accurately depict the underlying operations, and going forward we will report three segments: Global Supply Chain, Trade Finance and Services, and Other.

REVENUES All amounts in thousands
	December 31, 2014	December 31, 2013
Global supply chain	$1,372,503	$778,487
Trade finance and services	12,299	12,568
Other	26,984	22,883

Total revenues	$1,411,786	$813,938

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Our income from operations for each of the years ended December 31, 2014 and 2013 is broken out in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	December 31, 2014	December 31, 2013
Global supply chain	$26,160	$13,427
Trade finance and services	16,084	18,293
Other	(9,844)	(9,564)
Non-cash impairment of hydrocarbon properties	(28,618)	(6,077)

Income before income taxes	3,782	16,079
Income tax (expense) recovery	695	(1,574)
Resource property revenue tax expense	(2,409)	(5,003)
Net (income) loss attributable to non-controlling interests	(1,230)	163

Net income attributable to our shareholders	$838	$9,665

Earnings per share, basic and diluted	$0.01	$0.15

REVENUE BREAKDOWN BY REGION

The following table shows our global revenue by region for the year ended December 31, 2014:

REVENUE BY REGION
For the year ended December 31, 2014
EU excluding Germany	22%
Germany	39%
Americas	29%
Asia	5%
Europe Non-EU	3%
Africa	5%

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FINANCIAL POSITION

The following table highlights certain selected key numbers and ratios as of December 31, 2014 and 2013.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
	December 31, 2014	December 31, 2013
Cash and cash equivalents	$ 297,294	$ 332,173
Short-term securities	159	2,068
Trade receivables	161,674	115,678
Current assets	864,804	711,021
Total assets	1,458,684	1,318,598
Current liabilities	379,944	314,709
Working capital	484,860	396,312
Current ratio*	2.28	2.26
Total liabilities	787,248	618,857
Shareholders’ equity	670,388	699,570
Equity per common share	10.63	11.18

*Note: The current ratio is calculated as current assets divided by current liabilities.

LIQUIDITY

As at December 31, 2014, we had cash and cash equivalents, short-term deposits and securities of $297.7 million.

LIQUIDITY All amounts in thousands
	December 30, 2014	December 31, 2013
Total long-term debt	$313,124	$234,740
Less: cash and cash equivalents	(297,294)	(332,173)

Net debt (net cash & cash equivalents)	15,830	(97,433)
Shareholders' equity	670,388	699,570

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The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	December 31, 2014	December 31, 2013
Long-term debt, less current portion	$ 256,148	$ 189,871
Shareholders' equity	670,388	699,570
Long-term debt-to-equity ratio	0.38	0.27

The increase in long-term debt and the decrease in short term borrowings was mainly related to long term refinancing in the fourth quarter of 2014.

Our objectives when managing capital are to continue to match the duration of our assets and liabilities to the extent possible and to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk.

We actively manage our capital structure and make adjustments to it in accordance to changes in economic conditions.

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for our day-to-day business and trade financing activities in our global supply chain business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at December 31, 2014, we had credit facilities aggregating approximately $772.8 million, comprised of: (1) unsecured revolving credit facilities aggregating $381.1 million from banks; (2) revolving credit facilities aggregating $92.7 million from banks for structured solutions; (3) a non-recourse factoring arrangement with a bank for up to a credit limit of $200.3 million for our supply chain business; (4) foreign exchange credit facilities of $63.8 million with banks; and (5) secured revolving credit facilities aggregating $35.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice.

Working Capital

In 2014, our inventory and trade receivables increased alongside our revenue growth, primarily due to the consolidation of Elsner and FESIL in March and April, respectively.  On June 30, 2014, the first reporting period which included both acquisitions, our trade receivables were $207.6 million and our inventories were $205.7million.  Since then, we have reduced our trade receivables to $161.7 million, while maintaining our inventories at $212.6 million as of December 31, 2014.  More than 50% of our inventories have been contracted to be sold at fixed prices, while the remainder is comprised of the raw materials, work-in-progress and finished goods of our production facilities, strategic inventories (such as consignment positions), and goods in transit.

We actively monitor our working capital and are focused to further improve our metrics.

UPDATE ON OUR INTEREST IN THE WABUSH MINE

We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada.

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In 2014, Cliffs closed the Wabush mine, and in the first quarter of 2015, commenced proceedings under the Companies' Creditors Arrangement Act (Canada) (the “CCAA") with respect to its Canadian operations including the subsidiary that holds a majority interest in its Wabush mine joint venture.  While the Wabush mine is not directly a party to the CCAA proceedings, Cliffs has publicly disclosed that the assets comprising the mine may be included in any sales process.

Cliffs is obligated to pay us a minimum lease payment of C$3.25 million per year.  We currently believe that Cliffs will at some point terminate the sub-lease, in which case we, as the landlord, will exercise our step-in rights, which allow us to take back the mine and purchase certain infrastructure onsite.   There can be no assurance as to when and if Cliffs will provide notice of such termination.

We reviewed related information and performed an impairment test and determined no impairment was required.

We would like to thank the United Steelworkers Union Local 6285, the town of Wabush, and the local and Provincial governments for their strong support as we work together to re-open the mine. We remain committed, and again, we strongly state: Wabush has been an important asset to MFC for decades.  Wabush is an important asset to us today.  We are working to ensure that Wabush is an important asset for MFC for decades to come.

UPDATE ON RECENT CORPORATE DEVELOPMENTS

Acquisitions of Fesil AS Group and F.J. Elsner & Co.

In March 2014, we acquired a 100% interest in Elsner, a global supply chain company focused on steel and related products and in April 2014, we completed the acquisition of a 100% interest in FESIL, a vertically integrated supply chain group of companies with a ferroalloy production facility in Norway, sales companies in Germany, Luxembourg, Spain, United States, South Africa and China and a 33% owned associate which owns quartz quarries in Spain.

Combined, these two acquisitions added significant scale, new products, customers and suppliers as well as geographical diversification to our global supply chain business. More importantly, FESIL and Elsner still present many opportunities to grow revenue, increase margins and capitalize on potential synergies with other companies in the MFC group.

In 2014, which only included nine months of contribution for each company, FESIL represented 13.8% of our total assets and 24.2% of our gross revenues and Elsner represented 5.2% of our total assets and 12.1% of our revenues.

Hydrocarbon Asset Preservation

At December 31, 2014, we realized a non-cash impairment expense of $28.6 million related to our natural gas properties in Alberta, Canada. This non-cash impairment is directly related to the decline in the long-term hydrocarbon price forecasts that we utilize to discount the present value of our reserves. With a lower pricing environment, despite the same amount of long-term hydrocarbons remaining in the ground, the discounted value of these resources declined. This non-cash impairment, net of income tax recovery, impacted our net income by $21.4 million, or $0.34 per share in 2014.

To preserve our long-term natural gas reserves and ensure that we do not deplete our resources at uneconomic prices, we have initiated a program to curtail production at certain of our wells. To date, this program has focused on our properties in central Alberta that produce a higher mix of natural gas liquids. We are focused on these properties because, while we are able to effectively hedge natural gas, we are not able to effectively hedge natural gas liquids. When production at such wells becomes economical, we will resume operations. We believe that this program is the prudent action in this environment as it will ensure that our natural gas remains in the ground, while maintaining the flexibility to monetize our reserves when attractive pricing resumes.

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In 2015, we began hedging a portion of our natural gas production with AECO based Canadian dollar futures to protect against further price declines in the near-term.

Our intention is to continue this program and hedge additional volumes to preserve our assets and maximize value over the long-term.

Natural Gas Participation Agreement in the Niton Area

We entered into an agreement with an operator to develop certain properties in the Niton area of Alberta, Canada. This arrangement provides us with the opportunity to develop our properties at minimal risk and, at the same time, provides a potential source of revenue through royalty and processing arrangements. Under the agreement: (1) the operator will spend a minimum of C$50 million to drill at least three net wells per year and a total of twelve net wells (the sum of our factual working interest in each well) during the initial three-year term; (2) the operator will pay 100% of the drilling and completion costs of each well at its sole risk and expense; (3) after a well is drilled and there is continuous production from each well, MFC can elect to participate for up to 30% on a look-back basis in the working interest of each well by reimbursing the operator 25% of its actual costs or, alternatively, elect to receive a 10% gross royalty on the production instead; and (4) we will process a large proportion of the natural gas produced from the new wells through our processing plant for the life of the wells.

As of December 31, 2014, the operator has drilled and completed six wells on the lands subject to the participation agreement. Some of the wells have exceeded expectations for similar wells in this area. Five of the six wells are currently producing, and the natural gas from four wells is currently being processed at MFC’s facilities. We have elected to receive the 10% royalty on each producing well.

Natural Gas Power Plant

In the second quarter of 2014, we entered into an agreement with a contractor for the engineering, procurement and construction of a 16.5 MW natural gas power project at our gas processing plant near Calgary, Alberta. Upon completion, the project will supply our processing plant's electrical needs, with excess power being sold into the grid based on Alberta Electricity System Operator's rates. The project is designed to cost approximately C$25.2 million and is currently on schedule and on budget, with final commissioning expected in June 2015. Upon completion, the project will supply our gas processing plant’s electricity demands, with the majority of the power being sold into the grid at prices based on the Alberta Electricity System Operator’s rates.

The Alberta electricity market is fully deregulated, which provides us with the option to run as a peaking power plant, supplying electricity only when volatile prices are at their highest.

Return of Capital

We plan to rationalize certain MFC Energy assets and return the net proceeds to shareholders.

Due to the decline of natural gas and natural gas liquids pricing, we have no specific timeline to meet these goals. However, we will implement a process that will enable management of MFC to focus on return on capital actively employed, not return of capital for these natural gas assets, while simultaneously ensuring certainty and stability for all stakeholders and maximizing the value of the distribution(s). Before making distributions to shareholders, the bank debt that we incurred to refinance the acquisition of these assets will be repaid. We are working to find an appropriate way to segregate these assets for financial reporting purposes so that the results of our other global supply chain operations are easily identifiable in our financial statements.

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The following table sets out the natural gas assets that we plan to rationalize along with associated bank debt and decommissioning obligations:

NATURAL GAS ASSETS AND LIABILITIES TO BE RATIONALIZED All amounts in thousands
As of December 31, 2014
Long-term debt	$ (82,046)
Property, plant and equipment	58,311
Resource properties	187,121
Hydrocarbon probable reserves	43,655
Hydrocarbon unproved lands	23,757
Decommissioning obligations	(129,557)
Net Long-Term Assets	101,241

We anticipate that an initial cash distribution to shareholders will be made within eighteen months. We are pleased to report that this distribution will be classified as return of capital with no withholding tax.

Redeployment of Capital

We also have certain natural gas assets that are classified as held for sale at December 31, 2014. We intend to monetize these assets and redeploy the capital in our trade finance business. The following table sets out the assets and liabilities of these properties:

NATURAL GAS ASSETS AND LIABILITIES TO BE MONETIZED FOR REDEPLOYMENT OF CAPITAL All amounts in thousands
As of December 31, 2014
Assets held for sale	$ 100,620
Liabilities related to assets held for sale	(15,346)
Net Assets Held for Sale	85,274

FISCAL RESPONSIBILITY

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $4.4 million for the year ended December 31, 2014. This number includes certain mandatory prepayments in certain jurisdictions that will be recovered upon submission of financial statements for the fiscal year. We will not pay a quarterly cash dividend in 2015.

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OUR VISION

Gerardo Cortina, President and CEO of the Company, commented: “Our main business today is global supply chain, sourcing and supplying a wide range of products such as metals, alloys, minerals, chemicals and wood products to different industries around the world and providing a wide range of trade finance solutions to both consumers and suppliers.

MFC’s global supply chain business is active throughout the world with on time sourcing and delivery on predefined terms and conditions to consumers in multiple industries. Going forward we intend to substantially grow our trade finance business and improve profit margins by offering new and complete trade finance services and solutions to this established value chain.

MANAGEMENT OF MFC

Gerardo Cortina	President and Chief Executive Officer
Ferdinand Steinbauer	Treasurer
Samuel Morrow	Chief Financial Officer and Deputy Chief Executive Officer
Michael Smith	Managing Director

With an in-house bank, MFC will add a vehicle to expand its trade finance business into a wide range of new services such as financing, factoring, forfaiting, marketing, and risk management. An in-house bank will enable MFC to grow the supply chain solutions we currently offer to our clients. This will not only enhance our business, but enhance our long-standing business relationships with our customers and banks.”

Mr. Cortina concluded, “Successful trade finance, efficient to customers and safe for lenders, requires long-standing customer relationships, knowledge and experience in products, markets, country risk, collateral management and credit management. These are our strengths. This is our competitive advantage. This is the reason why we are optimistic for our future.”

Shareholders are encouraged to read our entire audited financial statements and management’s discussion and analysis for the year ended December 31, 2014, which were filed with the U.S. Securities and Exchange Commission on Form 20-F and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com.  An online archive will be available immediately following the call and will continue for seven days. You may also listen to the audio replay by phone by dialing: 1 (877) 344 7529, using conference number 1006270 and international callers dial: 1 (412) 317 0088.

About MFC Industrial Ltd.

MFC is a global supply chain company and is active in a broad spectrum of activities including: sourcing a wide range of products, trade finance and logistics and risk management services for producers and consumers around the world. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

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Disclaimer for Forward-Looking Information

Investor are cautioned that MFC has not completed any technical reports, including reserves or resource estimates under Canadian National Instrument 43-101 with respect to the Wabush mine. No final production decision has been made and any decision will be based on studies demonstrating economic and technical visibility.

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding our future plans, our planned expansion projects, implementation of current strategies, our plan to monetize certain oil and gas assets and our plans regarding our interest in the Wabush mine. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests or any revisions to their current plans and projections, which could be made without notice to us, including the operator’s decisions with respect to mine closure and /or termination of the sub-lease; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) the timing and amounts received as a result of our plan to monetize certain oil and gas assets; (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) the availability of services and supplies; (xv) operating hazards; and (xvi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management’s Discussion and Analysis for the year ended December 31, 2014, filed with the Canadian securities regulators.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By: /s/ Gerardo Cortina

Gerardo Cortina

President and

Chief Executive Officer

Date: March 31, 2015